November 5, 2024

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

Re:	Bluemount Holdings Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted September 16, 2024
CIK No. 0002027815

On behalf of Bluemount Holdings Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 30, 2024 with respect to the Draft Registration Statement on Form F-1, CIK No. 0002027815 (“F-1”), submitted on September 16, 2024 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to the Draft Registration Statement on Form F-1

General

1.We note your response to prior comment 1 and your revised disclosure in the summary and business section. Please further revise as follows:

•in your overview section on page 1, please clarify what percentage of your revenues was derived in recent fiscal years form your financial services segment and to put it in perspective with two other business lines that contribute to more than 97% of your revenues; and

•revise your business section starting on page 99, to clearly identify each of the three business lines you appear to be engaged in; and

•revise here to give prominence to business lines that are most material to your business.

Response: In response to the Staff’s comment, the Company has amended the disclosures on pages 1,2 and 100 of the Revised F-1. The Company has revised the disclosure to reflect that it operates two business lines: (i) financial services and (ii) commodity trading of luxury timepieces. Within the financial services line of business, there are four subcategories: consulting and advisory services, underwriting and placement services, securities dealing and brokerage services, and asset management services. We have amended the disclosure to specify the revenue generated from each line of business.

2.We note your response to prior comment 28 and reissue in part. You removed references to online platform in some sections of the registration statement but continue to reference platforms or online platforms in other sections, for example, refer to your disclosure on pages 13, 28, and 113. Please explain the relevance of platforms or online platforms to your business in the summary, business, and risk factors sections or remove all references to platforms throughout the registration statement.

Response: In response to the Staff’s comment, the Company has amended the disclosures on pages 29 and 38 of the Revised F-1 to specify the use of platforms for commodity trading of luxury timepieces and removed the reference of online trading platforms when discussing other business lines.

Overview, page 1

3.We note your response to prior comment 11 and reissue in part. We also note your revised disclosure that "[m]ost of the revenue [you] make comes from selling to one important business partner, Customer A, who is a private company incorporated in Hong Kong with limited liability" and that your partnership with Customer A "has been strong since December 2021, helping [you] stay financially secure and showing that they will probably keep buying from [you]." Because Customer A accounted for a significant percentage of your revenue in fiscal year 2024, please identify Customer A on pages 1, 24, 69, and 83-84, disclose the terms of any material agreements with Customer A, and file the agreements as exhibits.

Response: In response to the Staff’s comment, the Company has amended the disclosures on pages 3, 25, 84, 85 and 101 of the Revised F-1.

The Company respectfully submits that we conduct our sales transactions with Prince Luxury Limited using invoices which outlined the brand, model, price of watches, and other general terms. Our customers had the opportunity to inspect the goods for any defects at our office. Upon satisfaction with the goods, our customers sign an acknowledgment of receipt note before departing with the products.

Corporate History and Structure, page 4

4.Please refer to prior comment 9. Please revise to clarify what the percentages below each box represent in you corporate structure diagram.

Response: In response to the Staff’s comment, the Company has amended the disclosures on pages 5,6, 68 and 69 of the Revised F-1.

Risk Factors, page 20

5.We note your response to prior comment 3 and that you have removed the definition of the "controlling shareholders" from the registrations statement. We also note your disclosure on page F-9 where you state that "[t]he Company, together with its wholly-owned subsidiaries, is effectively controlled by the same controlling shareholders, i.e., ultimately held 27.45% by Mr. Pan, 26.08% by Mr. Yan, 16.47% by Ms. Zhou and 30.00% by Echo International Holdings Group Limited." If you will be controlled by a small group of shareholders following the initial public offering, please revise throughout to make that clear and add risk factor disclosure to advise the investors of the various material risks arising with being a controlled company. In addition, tell us if there are any voting arrangements or agreements among the above referenced shareholders.

Response: In response to the Staff’s comment, the Company has amended the disclosures on pages F-8 and F-9 of the Revise F-1. The Company respectfully advises the Staff that there is no voting arrangement or agreement among its shareholders and the Company will not be a controlled company following the initial public offering.

Recent joint statement by the SEC and PCAOB, page 44

6. We note your response to prior comment 14 and your revised disclosure in this risk factor. Please further revise here to state that the value of the securities you are registering for sale can significantly decline or become worthless.

Response: In response to the Staff’s comment, the Company has amended the disclosures on page 45 of the Revised F-1.

Impairment loss on trade and other receivables, page 74

7.Please refer to prior comment 21. Please revise to provide additional information to allow an investor to better understand the specific facts about the relevant receivables/customers and the underlying factors that resulted in the material amount of credit impairment recognized in 2023. For example, discuss the number of receivables/customers the impairment related to, any specific factor that triggered the recognition related to any material individual amounts, whether you recognized impairment related to the entire customer balances due or only a portion of balances due, etc.

Response: In response to the Staff’s comment, the Company has amended the disclosures on pages 75 and 79 of the Revised F-1.

Industry, page 91

8.We note that you refer to various industry sources in this section. Please revise throughout this section to address the following:

•refer to prior comment 27 and provide URL addresses for each source cited in footnotes;

•refer to prior comment 24 and provide support for your disclosure in this section that the "market size of the [consulting services] industry reach[ed] more than one trillion U.S. dollars in 2022;" and

•tell us if any of the information cited is based on reports commissioned by you and independently prepared for you in connection with this offering. If so, refer to Rule 436 and provide consents for each of the reports commissioned by you.

Response: In response to the Staff’s comment, the Company has added the URL addresses for each source cited in footnotes on pages 92 to 99 of the Revised F-1. The Company respectfully submits that it has amended the disclosure provided the link to support for the disclosure of the "market size of the [consulting services] industry reach[ed] more than one trillion U.S. dollars in 2023" on page 92 of the Revised F-1. The Company respectfully submits that none of the information cited is based on reports commissioned by the Company or independently prepared for the Company in connection with this Offering. The information cited can be found publicly via a general website search.

Business

Financial Services Business Segment, page 100

9.We note your response to prior comment 31. Please revise this subsection significantly as follows:

•provide additional details on the services you offer under the consulting and advisory business segment;

•describe how you are compensated for each of the services described on pages 101-102, such as commissions, flat fees or otherwise;

•revise disclosure starting on page 101 and through the end of page 102 to be placed within consulting and advisory services segment or advise how the description of the services listed here falls within "financial services;" and

•because you derive most of your revenues from business consulting and advisory services, move the description of this business line to the beginning of the business section.

Response: In response to the Staff’s comment, the Company respectfully submits that it has previously elaborate on all of the services provided under corporate finance and strategic communications segments under its consulting and advisory business on pages 101 to 103 of the Revised F-1 and stated all of the compensation (fees) for each of the services described on pages 105, 111, and 112 of the Revised F-1. The Company respectfully submits that (1) consulting and advisory; (2) underwriting and placing services; (3) securities brokerage and dealing services; and (4) asset management services are sub-segments  within the broader financial services segment but they should not be placed within the consulting and advisory services as each of our services within the underwriting and placing services, securities brokerage and dealing services, and asset management services segments differ from consulting and advisory services segment. The Company respectfully submits that the relevant consulting and advisory services disclosures were revised and the consulting and advisory services segment is currently separated from the financial services segment. The Company further submits that the description of the consulting and advisory services were moved to the beginning of the business section starting from page 101 of the Revised F-1.

External Brokers, page 113

10. We note your removal of the identity of your external broker for U.S. exchanges. Please identify the external broker or advise.

Response: In response to the Staff’s comment, the Company has amended the disclosures on pages 108 of the Revised F-1.

Strengthening our placing and underwriting services, page 119

11.We note your response to prior comment 30 and your revised disclosure that with less than 2% of your total revenue derived from placing and underwriting services, you "maintain" that your "placing and underwriting business remain as [y]our core competence since the management team believes that the Hong Kong capital market will rebound as investor confidence returns, aided by potential market reforms and economic recovery efforts." Please revise this sentence to state as belief of management or remove this disclosure.

Response: In response to the Staff’s comment, the Company has amended the disclosures on pages 115 of the Revised F-1.

Principal Shareholders, page 151

12.We note your response to prior comment 35 and reissue in part. Please disclose the percentage of outstanding shares that holders of Class A ordinary shares must keep to continue to control the outcome of matters submitted to shareholders for approval. It also appears that a small group of shareholders will be able to control the company after the initial public offering. If applicable, please explain the controlling shareholders' ability to control matters requiring shareholder approval, including the election of directors, amendments of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page s 150 and 151 of the Revised F-1.

Note 14. Trade Receivables, page F-31

13.Please refer to prior comment 43. Please include the proposed disclosure included in your response.

Response: In response to the Staff’s comment, the Company has amended the disclosures in Note 14 on page F-31 and F-32 of the Revised F-1.

Note 26 - Financial Instrument - b.(iii) ECL for trade receivables from contracts with customers, page F-46

14.We note you have never recorded a write-off of a receivable based on your response to prior comment 47. Please tell us the amount of receivables past due for more than one year as of March 31, 2024 that are not on additional payment arrangements or that you have not collected a payment on in the last 12 months. For these receivables, please tell us why you believe you have a reasonable expectation of recovering the contractual cash flows due and the receivable should not be written-off. Refer to IFRS 9.B3.2.16(r) for guidance.

Response: In response to the Staff’s comment, the Company respectfully submits the following details in response.

The Company had approximately HK$7,363,000 in trade receivables past due for more than one year as of March 31, 2024, which have neither been placed on additional payment arrangements nor had any repayment activity in the past 12 months. These receivables primarily represent the trade receivables from margin clients and cash clients of Bluemount Securities Limited, a subsidiary of the Company, have balances overdue by more than one year but less than two years as of March 31, 2024.

The Company has conducted the following assessments to determine whether a write-off is warranted for the margin and cash individual clients trade receivables:

1.Ongoing Monitoring of Bankruptcy and Liquidation Status of Customers with Overdue Balances: The Company conducted regular reviews of the bankruptcy and liquidation status of customers with overdue balances and verified that none of those customers had initiated or been subject to bankruptcy or liquidation proceedings as of March 31, 2024, and as of October 31, 2024.

2.Ongoing Communication: We maintain consistent communication with these clients, regularly engaging in discussions to facilitate repayment, leveraging the personal information and contact details available to the Company.

3.Potential Legal Actions: The Company is in the process of evaluating legal actions to recover these amounts. Legal proceedings are currently under consideration.

Considering the above, the Company believes it is premature to write off these receivables, as we continue to actively pursue recovery effort. The Company will consult with legal counsel and reassess the write-off decision following the progression of legal actions, taking into account further developments and advice on the recoverability of the outstanding amounts, in alignment with IFRS 9.B3.2.16(r).

15.Please refer to prior comment 47. Please include the proposed disclosure included in your response.

Response: In response to the Staff’s comment, the Company has amended the disclosure under Note 3 and Note 26b on page F-25, F-44 and F-45 and F-47 of the Revised F-1.

16.We note your response to prior comment 48. In your response you disclose that you have entered into additional payment arrangements with customers who have overdue balances and that repayment plans provide a reasonable basis for expecting recovery. For all material receivable balances past due more than 90 days, please provide us with all the key details of these repayment plans that you rely upon as a basis for expecting recovery including:

•details of when each agreement was put in place,

•details of new payment terms,

•collections to date,

•information related to modified amounts that have not been collected, and

•any other information material to your collectability assessment.

In this regard we note increases in your unimpaired trade receivables past due 1 year or more and a material amount of unimpaired trade receivables from a related party past due 2-5 years as indicated in your response to comment 43. Lastly, please revise MD&A to include appropriate detailed information related to your additional payment arrangements to allow an investor to better understand the timing of credit impairments and the reasons for not recognizing credit impairment on material trade receivables that are past due.

Response: In response to the Staff’s comment, the Company respectfully provides the following details regarding the additional payment arrangements for material trade receivables past due more than 90 days:

1.Agreement Details and Timing: The additional payment arrangements were generally formalized in the first quarter of 2024 with certain customers after individual evaluation and communication. Throughout the year, the Company maintained active communication with customers holding overdue balances and initiated payment arrangements after evaluating each customer’s financial position and historical payment history.

2.New Repayment Terms: Under these additional payment agreements, customers have committed to repaying at least 50% of the outstanding balance by December 31, 2024, with full settlement required by March 31, 2025. These terms were formalized following a review of updated financial information provided by the customers, which demonstrated their capability to adhere to the modified repayment schedule. The payment schedules are designed to allow manageable installments, reducing the risk of default.

3.Basis for Expecting Recovery: In assessing the recoverability of the trade receivables, the Company thoroughly evaluates the financial condition of each customer, taking into consideration their financial statements, historical payment records, and direct communications.

4.Collections to Date: Please refer to the table below for a detailed status of subsequent collection of trade receivable after March 31, 2024.

5.Uncollected Modified Amounts: As of October 31, 2024, all customers are in compliance with their respective repayment plans, and there are no uncollected modified amounts beyond the current schedule based on the additional payment arrangements.

There are no additional material terms associated with these payment arrangements. In addition, the Company has revised the MD&A on pages 75 and 76 of the Revised F-1 to include further disclosures on these payment arrangements, enabling investors to better understand the timing and reasoning behind our credit impairment decisions for these past-due receivables.

Trade receivables as of March 31, 2024 arising from:	Current balance	Balance past due from 1-90 days	Balance past due more than 90 days	Total balance	Subsequent Collection up to October 25, 2024	ECL provision as of March 31, 2024	Remaining balance after the subsequent collection and ECL provision
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
- Securities related service and asset management income – related parties
With additional payment arrangements	-	-	6,237	6,237	(3,240)	-	2,997
Without additional payment arrangements	100	111	1,894	2,105	(2,000)	(1,932)	-
Subtotal - [A]	100	111	8,131	8,342	(5,240)	(1,932)	2,997

- Securities related service and asset management income – third parties
With additional payment arrangements	-	10,460	4,242	14,702	(14,019)	-	683
Without additional payment arrangements	-	-	33,815	33,815	(17,464)	(33,815)	-
Subtotal – [B]	-	10,460	38,057	48,517	(31,483)	(33,815)	683

- Trading of timepieces – third parties
With additional payment arrangements	300	600	2,794	3,694	(2,967)	-	727
Without additional payment arrangements	150	350	-	500	(445)	(315)	-
Subtotal - [C]	450	950	2,794	4,194	(3,412)	(315)	727

Total – [A] + [B] + [C]	550	11,521	48,982	61,053	(40,135)	(36,062)	4,407

Considering subsequent collections and the Expected Credit Loss (ECL) provision established for trade receivables as of March 31, 2024, the Company believes that the ECL impairment provided for the year ended March 31, 2024, is both reasonable and adequate to cover potential credit losses.

17.We note your response to prior comment 49. Revise your disclosures to discuss the additional payment agreements (terms, principal impacts, etc.) and how in details the agreements impacted your assessment of credit risk, the recognition and measurement of expected credit losses, and your write-offs.

Response: In response to the Staff’s comment, the Company has amended the disclosures under Note 26b on page F-44 and F-47 of the Revised F-1.

Note 29. Subsequent Events, page F-50

18.Please refer to prior comment 51. Please include the proposed disclosure included in your response.

Response: In response to the Staff’s comment, the Company has amended the disclosures under Note 29 on page F-51 of the Revised F-1.

Item 7. Recent Sales of Unregistered Securities, page II-2

19.We note your response to prior comment 52 and reissue in part. For each transaction listed in this section, please state the aggregate offering price. If some of the transactions listed in the table represent an exchange of one type of security for another type and there was no additional consideration, please clarify that the transaction involved an exchange of one type of share for another. As to any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by you. Refer to Item 701(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended the disclosures on pages II-1 and II-2 of the Revised F-1.

20.We note your response to prior comment 37 and your revised disclosure in footnote 2 to the beneficial ownership table on page 152. In footnote 2 you state that "[t]he board of directors of Echo International Holdings Group Limited holds the voting and dispositive power over the Class A Ordinary Shares held by Echo International Holdings Group Limited." Please revise to disclose further natural persons who hold the voting and dispositive power as described above.

Response: In response to the Staff’s comment, the Company has amended the disclosures on page 151 of the Revised F-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick